

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 4, 2013

Via Email
Caitlin Jeffs
Chief Executive Officer
Red Metal Resources Ltd.
195 Park Avenue
Thunder Bay, Ontario
Canada P7B 1B9

> **Re: Red Metal Resources Ltd.**
> **Post-effective amendment to Form S-1**
> **Filed May 20, 2013**
> **File No. 333-174223**

Dear Ms. Jeffs:

We have limited our review of your filing to those issues we have addressed in our comments.   In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Post-Effective Amendment No 1 on Form S-1

1.   We note that your original registration statement was declared effective on May 20, 2011 and included your financial statements for the year ended January 31, 2011. In Item 17 of that registration statement, you undertook to file post effective amendments in order to update your prospectus pursuant to Section 10(a)(3) of the Securities Act of 1933. It appears that your first Section 10(a)(3) update was required by May 31, 2012. Please advise us of the approximate amounts and dates of sales using the prospectus. We may have further comment. For additional guidance, please consider 1933 Act Forms C&DI 113.02 and 1933 Act C&DI 139.28.

2.   We note you have filed several prospectus supplements under Rule 424(b)(3). However, these filings only include cover pages and copies of various Exchange Act reports.

Please confirm that filings you make in the future for updating purposes will provide the entire prospectus.

3.   Please revise to provide the interactive data required by Item 601(b)(101) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, before we can declare the amended registration statement effective, the company should provide us with a letter, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Jay Williamson at (202) 551-3393 or Jim Lopez at (202) 551-3536 with any other questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director